2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Kroger Co. (KR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Kroger Co. KR)
Vote Yes: Item #4

Shareholder Proposal on Reducing Use of Plastic Packaging

Annual Meeting: June 24, 2021

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

Shareholders request that the board of directors issue a report by December 2021 on plastic packaging, including estimating the amount of plastics released to the environment by our use of plastic packaging from the manufacture of plastic source materials, through disposal or recycling, and describing any company strategies or goals to reduce the use of plastic packaging to reduce these impacts.

Proponents note that the report should be prepared at reasonable cost, omitting confidential information, and include an assessment of the reputational, financial, and operational risks associated with continuing to use substantial amounts of plastic packaging while plastic pollution grows unabated. In the board’s discretion, the report could also evaluate opportunities for dramatically reducing the amount of plastics used in our packaging through redesign or substitution.

SUMMARY

Plastic pollution has become an international environmental crisis, drawing top of mind attention from governments and citizens. Public concerns about plastic pollution now rival climate change in opinion polls.1 Kroger’s substantial use of plastic packaging exposes the company to increased financial and reputational risk. The company lags its peers in addressing this growing problem.

An estimated 11 million metric tons of plastic waste enter the ocean every year, fatally impacting more than 800 marine species, and causing up to $2.5 trillion in damage annually to marine ecosystems. Toxins adhere to plastics consumed by marine species, which potentially transfer to human diets. Given current rates of plastic pollution entering the environment, there could be more plastic than fish by weight in oceans by 2050.

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1 https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

2021 Proxy Memo Kroger | Shareholder Proposal on Reducing Use of Plastic Packaging

A recent groundbreaking study, Breaking the Plastic Wave by Pew Charitable Trusts, concluded that if all current industry and government commitments were met, ocean plastic deposition would be reduced by only 7%.  Without immediate and sustained new commitments throughout the plastics value chain, the report said, annual flow of plastic into oceans could nearly triple by 2040, adding that “Brand owners, fast-moving consumer goods (FMCG) companies and retailers should lead the transition by committing to reduce at least one-third of plastic demand through elimination, reuse, and new delivery models.”

Kroger is a major user of plastic packaging. Its private brand items, including dried fruit, frozen meat, cheese, and dog food are packaged in unrecyclable plastic pouch packaging. Kroger’s private brands division had its best year ever in 2020, exceeding $26.2 billion in sales, which comprises 22% of total revenue. 2 Yet the company has not taken basic corporate accountability actions such as disclosing the amount of plastic used for private brand packaging, or more impactful actions such as committing to substantial cuts in overall plastic use as competitors Walmart3 and Target4 have done.

Since Kroger does not disclose how much plastic packaging it uses or how much ends up mismanaged in the environment, it is difficult for investors to assess financial and reputational risk. The proposal asks the company to estimate the amount of its plastic packaging released to the environment to help investors assess the size of its exposure to related risk, and to consider setting goals for significant reduction of plastic packaging to help manage that risk.

RATIONALE FOR A YES VOTE

1.	Increasing use of plastic packaging exposes company to financial and reputational risks, and increasing costs. These risks could lead to financial penalties, regulatory action, reputational damage, and clean-up costs that adversely impact shareholder value.

2.	The company has provided insufficient disclosure and policies on managing these risks. Kroger is a major user of plastic packaging but has not taken basic steps toward corporate accountability on its plastics use such as disclosing how much plastic it uses, estimating how much of its packaging escapes into the environment, or more meaningful actions such as committing to cuts in overall plastic use.

3.	Kroger lags peers in disclosure and sustainability commitments. Other large food retailers and fast-moving consumer goods companies have disclosed how much plastic they use and committed to goals for reducing use of plastic packaging.

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2 https://storebrands.com/kroger-private-brands-surpass-26b

3 https://www.asyousow.org/press-releases/2021/5/11/walmart-cut-virgin-plastic-use

4 https://www.asyousow.org/press-releases/2021/5/5/target-plastic-elimination-goal-shareholder-proposal

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2021 Proxy Memo Kroger | Shareholder Proposal on Reducing Use of Plastic Packaging

DISCUSSION

1. Increasing use of plastic packaging exposes the company to financial and reputational risk.

Plastic pollution has become an international environmental crisis, now drawing top of mind attention from governments and citizens. Public concerns about plastic pollution now rival climate change in opinion polls.5 Kroger’s substantial use of plastic packaging exposes the company to increased financial and reputational risk. Plastics in oceans fatally impact more than 800 marine species, and cause up to $2.5 trillion in damage annually to marine ecosystems.6 Toxins in the marine environment adhere to plastics consumed by marine species, and researchers are investigating whether they transfer toxins to human diets in ways that are harmful. One study estimates that between 400,000 and 1 million people die annually in developing countries from illnesses including cancers caused by living near mismanaged waste and plastic pollution.7 A range of government entities are increasingly requiring companies to help pay for the costs of these ecosystem and health-related issues.

The liabilities are more definitive for mismanaged plastic waste, which avoids intended capture through recycling or landfilling. A whopping 41% of plastic waste (91 million metric tons) is believed to be mismanaged and leaks to land or oceans, or is openly burned. Producer companies that place plastics into commerce already pay tens of billions of dollars in producer responsibility fees in scores of countries annually to finance collection and recycling or proper disposal and could be liable for as much as $100 billion annually as more countries pass producer responsibility laws.8

Regulatory and policy actions on plastic pollution are growing rapidly. 170 nations have pledged to significantly reduce use of plastics by 2030 and 27 countries have banned some forms of single use plastic.9 10 The United Nations Environment Assembly is working toward a global treaty limiting plastic pollution that could mandate national targets and action plans.

As noted above, an authoritative report from Pew Charitable Trusts calls on the consumer goods sector to cut plastic demand by one-third through elimination, reuse, refill, and new delivery systems -- just one of eight simultaneous interventions required to reduce ocean plastic deposition by 80% by 2040.

2. The company has provided insufficient disclosure and policies on managing these risks. Kroger is a major user of plastic packaging but has not taken basic corporate responsibility actions such as disclosing the amount of plastic it uses, how much of its packaging escapes into the environment, the percentage of its packaging that is recyclable or includes recycled content, the number of packaging units produced, or more substantive actions such as assessing the potential to achieve overall cuts in plastic use. It will be increasingly difficult for Kroger to demonstrate leadership on sustainability if it does not disclose essential baseline data and pursue innovative solutions to dramatically reduce single use plastics.

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5 https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

6 https://www.waste360.com/plastics/study-puts-economic-social-cost-ocean-plastic-pollution

7 https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

8 https://www.pewtrusts.org/en/about/news-room/press-releases-and-statements/2020/07/23/research-finds-plastic-flows-into-the-ocean-expected-to-triple-by-2040

9 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

10 https://www.businessinsider.com/plastic-bans-around-the-world-2019-4

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2021 Proxy Memo Kroger | Shareholder Proposal on Reducing Use of Plastic Packaging

Unlike peers, the company does not disclose how much plastic it uses for its private label brands. Walmart, for example, reports that it uses 1.2 million tons of plastic packaging globally for its private-label brands. Kroger failed on every metric of disclosure in a recent investor report ranking packaging disclosures, making it one of the lowest scoring retailers.11

3. The company lags peers in disclosure and sustainability commitments. Other large retailers and fast-moving consumer goods companies have disclosed how much plastic they use, or set goals for reducing use of plastic for packaging.

While grocery sector peers Walmart, Pic n Pay, Ahold Delhaize, Carrefour, S Group, and Target are members of the collective corporate action initiative on addressing plastics pollution -- the Ellen MacArthur Foundation New Plastics Economy Global Commitment process -- Kroger is not. More than 60 consumer packaged goods companies and 29 retail and hospitality companies have signed onto goals such as eliminating problematic packaging, and making their plastic packaging 100% recyclable, reusable, or compostable by 2025.

Leading retailers and FMCGs have not only disclosed their use of plastic but have made commitments to reduce overall use of either plastic or virgin plastic usage. Two leading competitors, Walmart and Target, both with substantial grocery operations, have agreed to cut use of virgin plastic by 2025. Unilever agreed to cut all plastic packaging use by 100,000 tons (including 350,000 ton reduction in virgin plastic) by 2025. Nestle agreed to reduce use of virgin plastic by 33% by 2020 (550,000 tons); PepsiCo committed to 35% reduction of virgin plastic in its beverage division (460,000 ton reduction). Kroger lags its peers as it has no goal to make cuts in plastic packaging.

RESPONSE TO KROGER BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Many of the actions Kroger cites in its statement of opposition as examples of progress on plastic packaging sustainability reduction are anecdotal or lack full disclosure of metrics needed to assess impact. Also, several parts of the opposition statement do not specifically address the topic of this proposal, reduction of use of plastic packaging and disclosure of packaging that becomes pollution.

The company mentions that it has reduced plastic resins in its packaging by 15 million pounds since 2015. This is a welcome step, but is not a recent commitment, and the light weighting strategy executed to achieve the goal does not by itself necessarily reduce plastic pollution. If the same or a growing amount of lighter plastic materials is placed into commerce, the post-consumer challenges of dealing with a similar or growing volume of units remains the same. To assess if less plastic is being used, the company would need to disclose reduction in terms of specific units placed into commerce.

Further, the proposal asks companies to commit to a new round of cuts in plastic given the urgent findings of the recent Pew study cited above, so commitments made in 2015 are now outdated.

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11 https://www.asyousow.org/report-page/waste-and-opportunity-2020-searching-corporate-leadership

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2021 Proxy Memo Kroger | Shareholder Proposal on Reducing Use of Plastic Packaging

The rest of the statement is off topic, discussing laudable actions taken to promote recycling of plastic, increased use of recycled content and use of paper from well managed forests, but do not relate to the proposal topic of reducing plastic packaging.

CONCLUSION

Vote “Yes” on Shareholder Proposal #4 – Report on Packaging Materials

We request a “Yes” vote on this proposal.

Association of Kroger private branded products with littered packaging and toxic ocean pollution puts the company’s brands at risk.

The requested report is essential because the company has not provided shareholders with key information to be able to determine its exposure to the financial and reputational risks posed by its growing use of plastic packaging.

Corporate peers like Target and Walmart have agreed in recent months to make new, specific cuts in use of virgin plastic for packaging for private brand products.

The information requested in the report will help investors assess the extent of the company’s exposure to plastic pollution and whether it has developed sufficient strategies to deal with the business and reputational threats posed by using increasing amounts of plastic packaging.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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